NOTICE OF CHANGE OF AUDITORS

TO:	BDO Canada LLP (“BDO”)
UHY McGovern Hurley LLP (“McGovern Hurley”)

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward
Island
Securities Commission of Newfoundland and Labrador

Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Loncor Resources Inc. (the “Company”) hereby gives notice of the following:

1	at the request of the Company, effective as of March 13, 2018 BDO have resigned as auditors of the Company;

2	effective upon BDO’s said resignation, McGovern Hurley were appointed as auditors of the Company in place of BDO;

3

the resignation of BDO as auditors of the Company and the appointment of McGovern Hurley as the successor auditors of the Company, have been considered and approved by the board of directors of the Company on the recommendation of the audit committee of the board of directors of the Company;

4	the auditors’ reports of BDO on the financial statements of the Company for the years ended December 31, 2015 and December 31, 2016 did not express a modified opinion; and

5	there have been no reportable events (as defined in NI 51-102).

DATED the 20th day of March, 2018.

LONCOR RESOURCES INC.

Per:	(signed) "Donat K. Madilo"
Name: Donat K. Madilo
Title: Chief Financial Officer